UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Fiat’s Board of Directors approves 2003 First Quarter Results

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Umberto Agnelli to review the Group’s consolidated results for the first three months of 2003.

Financial Overview

As expected, the first quarter of 2003 was another difficult period for the Fiat Group, as it continued to confront the problems that hampered its profitability last year in a weak global economy that continues to be characterized by a climate of uncertainty.

The key financial data for the first quarter are reviewed below.

Revenues amounted to about 12.3 billion euros, compared with 14.1 billion euros in the first three months of 2002. The decline was about 10% on a comparable consolidation basis. This shortfall is largely the result of lower unit sales by Fiat Auto and CNH and of non-operating factors, including the impact of the conversion of CNH’s dollar-denominated revenues into euros (which reduced revenues by about 500 million euros) and, of lesser magnitude, the divestitures of certain Group businesses in 2002 and at the beginning of 2003 (Teksid’s Aluminum Business Unit and Iveco’s Fraikin).

The operating loss for the quarter totaled 342 million euros, compared with 299 million euros in the first three months of 2002, when the bottom line benefited from higher gains (about 50 million euros) earned on the sale of real estate assets, especially by Toro Assicurazioni. Overall, while

Fiat Auto narrowed its loss, the Group’s other businesses saw their operating profits fall, even though, in the aggregate, they operated close to breakeven.

The net consolidated loss for the quarter came to 699 million euros (681 million euros attributable to the Group), compared with 663 million euros (529 million euros attributable to the Group) in the first three months of 2002. The main reasons for the loss are the costs and lost profits resulting from the flood that completely stopped production at the Termoli engine plant this past January and two charges of a temporary nature: an entry booked to mark to market the equity securities held by Toro Assicurazioni and the adjustment of the total return equity swap on General Motors shares, which was booked to reflect the fair market value of these shares at March 31, 2003. This loss, however, would almost totally disappear if the shares were valued at today’s market prices. There were also some positive factors, including the extraordinary income earned on the sale of the Brazilian automobile retail financing activities.

At March 31, 2003, the net financial position showed net borrowings of 5.2 billion euros, up about 1.4 billion euros from December 31, 2002 but down from the 6.6 billion euros recorded at March 31, 2002. The increase from the beginning of the year was due mainly to a rise in working capital caused by higher inventories held by CNH (due to seasonal factors) and Iveco (due to seasonal factors and the launch of new products), a drop in the amount of trade receivables held by Fiat Auto and a rise in receivables owed by the tax authorities. Another factor affecting the level of indebtedness was the negative cash flow experienced during this period. The resources absorbed by these factors were replaced in part by the proceeds generated by divestitures.

When the financing secured by an agreement with

EDF within the context of the Italenergia transaction (1,150 million euros) and the expected sale of the entire capital stock of Toro Assicurazioni, which is covered by a binding agreement and will bring in about 1.4 billion euros, are taken into account, the Group is fully in compliance with the requirements for reduction of net indebtedness stipulated in the terms of the mandatory convertible facility provided by the banks.

Fiat Auto

In Western Europe, the contraction that characterized the automobile market in 2002 continued during the first quarter of 2003. Overall demand was down 2.7%, aided in part by an increase of 5.8% in Italy, where motorists took advantage of environmental incentives provided by the government during the last three months of this program. The Polish market continued to improve, but a credit crunch had a negative impact on demand in Brazil.

Fiat Auto had revenues of 4.9 billion euros in the first quarter of 2003, compared with 6 billion euros in the same period last year. Worldwide sales totaled 419,000 units (-19%). About one-third of this decline is attributable to a drop in unit sales. The remaining two-thirds reflect a production shortfall (about 31,000 cars) caused by a flood at the Termoli plant and the aggressive actions taken to cut inventories in the sales network (more than 45,000 vehicles since the end of 2002) in anticipation of new model launches planned for later this year.

Fiat Auto reported an operating loss of 334 million euros in the first quarter of 2003 (-429 million euros in the same period last year). The improvement over the loss incurred in the first three months of 2002 shows that the Sector is beginning to respond to restructuring and cost-

cutting efforts and reflects the benefits of the synergies developed with General Motors and of programs implemented to increase the quality of its sales.

At the beginning of March 2003, on the occasion of the Geneva International Motor Show, Fiat Auto unveiled the Fiat Gingo city car, a compact minivan called Fiat Idea, the Lancia Ypsilon and the Alfa GT Coupé.

Planning for the medium term, we are in the process of finalizing an agreement with General Motors to develop another common architecture for cars, this time in the “C” segment, which is the most important in Europe.

CNH Global

The market for agricultural equipment was stable in Europe but contracted (-3.5%) in Latin America. In North America, overall demand was up 5.2% thanks exclusively to higher sales of low-horsepower tractors. The market for construction equipment was weaker than expected. It shrank further in Europe (-5.3%) and North America (-11.7%), but held steady in Latin America.

CNH reported revenues of 2.2 billion euros, down from 2.7 billion euros in the first quarter of 2002. This decrease reflects the impact of an unfavorable exchange rate for the U.S. dollar, which weakened versus the euro. When stated in U.S. dollars ($2.4 billion) and converted into euros on a comparable foreign exchange basis, revenues show a decline of about 5%, attributable primarily to lower sales of construction equipment.

Sales of agricultural equipment were roughly in line with those for the first quarter of 2002, as a positive performance in Europe offset lower shipments of certain product lines in North

America and Latin America. On the other hand, sales of construction equipment were affected by weak market demand and heightened competitive pressure.

The Sector had an operating loss of 8 million euros ($9 million), compared with operating income of 30 million euros ($26 million) in the first three months of 2002. Price increases, better margins on new agricultural equipment models and the benefit of additional synergies developed by Case and New Holland were not enough to offset the effect of lower unit sales, especially in the area of construction equipment; a less favorable sales mix; the impact of anticipated cost increases for medical and pension costs (especially in the United States); and the costs incurred to launch new products.

Iveco

In Western Europe, total demand for commercial vehicles weighing more than 2.8 tons was weak. It increased by 2.7% compared with the first quarter of 2002 when, however, the market had contracted sharply. A breakdown by market segment shows a gain of 8% for heavy-range vehicles, a modest improvement of 2% for light vehicles and a drop of 5% for intermediate vehicles.

Iveco had revenues of 2 billion euros in the first quarter of 2003, compared with 2.1 billion euros in the same period a year ago. The deconsolidation of Fraikin accounts for this decrease. Healthy sales gains for light vehicles (+5%), heavy-range vehicles (+5%) and Irisbus (+24%) were offset by a drop in shipments of intermediate vehicles (-19%).

The deconsolidation of Fraikin, heightened competitive pressures and the unfavorable exchange rate used to translate the data of the Brazilian operations had a negative impact on the Sector’s operating income, which totaled 2 million euros, down from 11 million euros in the first three months of 2002.

Ferrari

Rising sales of Maserati cars helped Ferrari post higher revenues in the first quarter of 2003. However, it reported an operating loss due to normal seasonal factors, higher research and development outlays, and unfavorable foreign exchange rates.

Other Sectors

The difficulties that are affecting the performance of carmakers had a negative impact on the components sectors. In this environment, revenues were down at Magneti Marelli, which suffered from lower unit sales and the impact of unfavorable foreign exchange rates. Teksid’s revenue decline was due mainly to the sale of certain businesses in 2002. Nevertheless, these two Sectors reported an aggregate loss of 9 million euros, an improvement from a loss of 21 million euros in the first quarter of 2002. Comau had higher revenues, but its operating result deteriorated. As was the case in 2002, Comau’s loss of 26 million euros (loss of 12 million euros in the first three months of 2002) was caused exclusively by the higher costs incurred to complete outstanding orders.

FiatAvio was affected by the crisis that is gripping the civil aviation market and by the postponement of space launches. Nevertheless, its return on sales held at 8%, yielding operating income of 24 million euros (54 million euros in the first quarter of 2002).

Toro Assicurazioni reported operating income that, net of gains on the sale of real estate assets,

was roughly the same as in the first three months of 2002.

Business Solutions had higher revenues, but its operating income declined due to the lower gains earned on the sale of real estate assets.

Itedi’s operating income was higher than in the first quarter of 2002, thanks to the success of cost-cutting programs and brand-stretching initiatives.

Outlook for 2003

2003 will be a difficult and challenging transition year for the Fiat Group, since it will be working to overcome its operational difficulties, especially those that have been penalizing Fiat Auto’s profitability, in an economic climate characterized by low growth and aggressive competition.

The Group’s key markets are not expected to show appreciable signs of a turnaround until later this year. In Europe, demand for automobiles will be lower than in 2002. The market for agricultural equipment should hold relatively steady, but sales of construction equipment are expected to decline further. Demand for commercial vehicles will be down across the board.

Despite such an unfavorable environment, all Group Sectors are working hard to achieve significant improvements in operating results and cash flow through rigorous cost-cutting programs and other measures.

The exceptionally rapid pace at which the divestitures of Fidis, Toro and FiatAvio were completed in recent months underscores the Group’s commitment to meet the debt-reduction requirements agreed upon with its lending banks and to permanently strengthen its balance sheet.

By June, the Group’s management intends to present to the financial markets the industrial and financial action guidelines that it will implement to achieve a lasting structural turnaround of its operations. At that time, management will also be able to provide a better forecast of the Group’s performance for all of 2003. It can already be stated that, though the operating result is expected to remain negative, it should mark an improvement from the full year 2002 level.

Turin, May 13, 2003

FINANCIAL AND OPERATING HIGHLIGHTS

Fiscal		1st Quarter	1st Quarter
2002	(in millions of euros)	2003	2002

55,649	Net revenues	12,314	14,147
48,619	Cost of sales	10,846	12,382
7,030	Gross operating result	1,468	1,765
5,782	Overhead	1,345	1,573
1,748	Research and development	460	483
(262)	Operating income (expenses)	(5)	(8)
(762)	Operating result	(342)	(299)
(690)	Investment income (expenses)	(73)	18
(2,503)	Non-operating income (expenses)	37	—
(3,955)	EBIT	(378)	(281)
(862)	Financial income (expenses)	(279)	(275)
(4,817)	Income (loss) before taxes	(657)	(556)
(554)	Income taxes	42	107
(4,263)	Net income (loss) before minority interest	(699)	(663)
(3,948)	Group interest in net income (loss)	(681)	(529)
(3,780)	Net financial position	(5,175)	(6,602)

REVENUES BY SECTOR

Fiscal		1st Quarter	1st Quarter
2002	(in millions of euros)	2003	2002

22,147	Automobiles (Fiat Auto Holdings)	4,928	5,993
10,513	Agricultural and Construction Equipment (CNH Global)	2,234	2,720
9,136	Commercial Vehicles (Iveco)	2,004	2,101
1,208	Ferrari	284	253
3,288	Components (Magneti Marelli)	773	945
2,320	Production Systems (Comau)	502	443
1,539	Metallurgical Products (Teksid)	221	469
1,534	Aviation (FiatAvio)	301	388
4,916	Insurance (Toro Assicurazioni)	1,290	1,252
1,965	Services (Business Solutions)	445	413
360	Publishing and Communications (Itedi)	90	84
(3,277)	Miscellanea and Eliminations	(758)	(914)
55,649	Total for the Group	12,314	14,147

OPERATING RESULT BY SECTOR

Fiscal		1st Quarter	1st Quarter
2002	(in millions of euros)	2003	2002

(1,343)	Automobiles (Fiat Auto Holdings)	(334)	(429)
163	Agricultural and Construction Equipment (CNH Global)	(8)	30
102	Commercial Vehicles (Iveco)	2	11
70	Ferrari	(23)	(18)
(16)	Components (Magneti Marelli)	(10)	(16)
(101)	Production Systems (Comau)	(26)	(12)
27	Metallurgical Products (Teksid)	1	(5)
210	Aviation (FiatAvio)	24	54
147	Insurance (Toro Assicurazioni)	43	115
67	Services (Business Solutions)	12	27
3	Publishing and Communications (Itedi)	2	(2)
(91)	Miscellanea and Eliminations	(25)	(54)
(762)	Total for the Group	(342)	(299)

The Fiat Stockholders’ Meeting that met today to approve the 2002 Annual Report also appointed a new Board of Directors for the 2003/2005 period. The previous Board of Directors had resigned to enable its renewal after the many replacements that had occurred in the preceding months.

Upon a motion of the majority stockholder IFIL S.p.A. the Stockholders’ Meeting appointed the following as Directors:

•	Umberto Agnelli
•	Angelo Benessia
•	Luca Cordero di Montezemolo
•	Flavio Cotti
•	John Philip Elkann
•	Luca Garavoglia
•	Franzo Grande Stevens
•	Hermann-Josef Lamberti
•	Sergio Marchionne
•	Giuseppe Morchio
•	Daniel John Winteler

The new Board of Directors met after the Stockholders’ Meeting and confirmed Umberto Agnelli as Chairman and Giuseppe Morchio as Chief Executive Officer.

Pursuant to the Code of Conduct for Listed Companies, the Board also assessed as independent the following five Directors: Angelo Benessia, Flavio Cotti, Luca Garavoglia, Hermann-Josef Lamberti and Sergio Marchionne.

The Board then updated the composition of the Corporate Governance committees, that are now made up as follows:

➢	The Audit Committee by three independent Directors: Angelo Benessia (Chairman), Hermann-Josef Lamberti and Sergio Marchionne;

➢	The Nominating and Compensation Committee by five Directors, three of whom are not executive: Umberto Agnelli (Chairman), Flavio Cotti, Luca Garavoglia, Franzo Grande Stevens and Giuseppe Morchio.

Turin, May 13, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney